[ * ] INDICATES CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24B-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

LICENSE AGREEMENT

THIS AGREEMENT made the 24th day of July 2013 (the “Effective Date”)

BETWEEN:

UNIVERSITY OF GUELPH, organized under the laws of the Province of Ontario, Canada (“UNIVERSITY”)

OF THE FIRST PART

- and -

STELLAR BIOTECHNOLOGIES, INC., incorporated under the laws of the State of California, United States  (“LICENSEE”)

OF THE SECOND PART

WHEREAS UNIVERSITY holds Patent Rights, Technology and Confidential Information relating to polysaccharides for use as immunotherapies and diagnostics for Clostridium difficile;

AND WHEREAS LICENSEE desires to license certain rights regarding the Invention from UNIVERSITY in accordance with this Agreement;

NOW THEREFORE for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions.  In this Agreement, unless there is something in the context inconsistent therewith, the following terms shall have the following meanings:

(a)

"Affiliate" means any Person regarding which another relevant Person has the power to direct or cause the direction of the first Person's management and policies, whether through ownership or control directly or indirectly of equal to, or greater than, fifty percent (50%) of the stock entitled to vote or for non-stock organizations, the right to receive directly or indirectly equal to, or greater than, fifty percent (50%) of the profits by contract or otherwise, or for non-profit, non-stock organizations, the control directly or indirectly of equal to, or greater than, fifty percent (50%) of the voting rights in such organization, or in countries where control of equal to, or greater than, fifty percent (50%) of such rights is not permitted in the country where such Person exists, the maximum permitted in such country;

(b)

"Agreement" "this Agreement", "hereto", "herein", "hereby", and similar expressions mean or refer to this Agreement as amended from time to time and any agreement or instrument supplemental or ancillary and the expressions "Article", "Section" or "Subsection" followed by a number or letter, mean and refer to the specified Article, Section or Subsection of this Agreement;

(c)

"Arm's Length Party" means a third party which is not legally related to LICENSEE , and is not, without limitation, an Affiliate, division, cooperative, partner or subsidiary of LICENSEE ;

(d)

"Business Day" means any of the days of Monday through Friday, both inclusive, unless such day is a statutory or civic holiday in Ontario, British Columbia, or California;

(e)

“Confidential Information” shall mean any and all written and oral information, communications, materials and documentation exchanged between the parties and that is clearly marked as confidential at the time of written disclosure or, in the case of oral disclosure, is identified orally as confidential at the time of oral disclosure and identified in writing as confidential within 30 days of oral disclosure.   Confidential Information shall include any terms contained herein. Confidential Information shall not include information which the receiving party can demonstrate and document that:

i.

was in the public domain or subsequently enters the public domain without fault on receiving party’s part;

ii.

was lawfully received by the receiving party from any third party;

iii.

the parties agree in writing to release from the terms of this agreement;

iv.

can be demonstrated by written record to be previously known to receiving party; or

v.

is required to be disclosed by law, provided that receiving party gives the disclosing party sufficient prior written notice of any such disclosure to allow the disclosing party to contest the disclosure. Any action taken by the disclosing party to contest the disclosure must not compromise the obligations of receiving party under the order to disclose or cause the receiving party to be subject to any fine, penalty or prosecution;

(f)

"Effective Date"  means the date first written above;

(g)

"Field" means human immunotherapies and human diagnostics;

(h)

"Invention" means Patent Rights, Technology and Confidential Information relating to polysaccharides for use as immunotherapies and diagnostics for Clostridium difficile;

(i)

"Net Sales" means LICENSEE's, Affiliate’s or Sublicensee’s total invoice price plus any other consideration received by LICENSEE for Sales to third parties of Product LESS such of the following items which shall be separately itemized on the invoice by LICENSEE and actually paid or allowed:

i.

usual trade or quantity discounts;

ii.

allowances or credits provided on account of rejections, returns or retroactive price reductions;

iii.

import, export, sales, use, excise, customs and other taxes or duties; or

iv.

packaging, freight, postage , transportation and insurance charges and any additional special charges associated with any of the foregoing ..

In the event that a Sale is made to a Person which is not an Arm's Length Party, Net Sales shall be based on an amount equal to the price at which LICENSEE at the time of the Sale would sell Product to an Arm's Length Party;

(j)

"Patent Rights" means those patents, patent families and patent applications listed in Schedule A, any completions, divisionals, continuations, continuations-in-part, reissues, or reexaminations claiming priority to any of these, and foreign patent applications and patents corresponding to any of the above;

(k)

"Person" means an individual, a corporation, a partnership, a trust, any unincorporated organization or any other entity, and "Persons" has a similar corresponding meaning;

(l)

"Product" means any product, process, service or part thereof that is covered in whole or in part by a Valid Claim;

(m)

"Revenue" means any revenues, property, or other consideration, cash or non-cash, earned or received by LICENSEE  from the exercise of its rights under this Agreement, including but not limited to royalties, sublicense revenues, and minimum fees;

(n)

"Royalties" means the amounts payable pursuant to Article 5 hereof;

(o)

“Royalty Due Date” means the date thirty (30) days following the last day of November, February, May, and August of each year during which this Agreement remains in force, commencing on the Effective Date;

(p)

"Sale" means any sale, lease, use, service or license associated with the transfer of Product or service relating to Product and "Sales" and "Sell" have corresponding meanings;

(q)

"Sublicensee" means any Person granted a sublicense by LICENSEE  under Section 2.2 below;

(r)

"Technology" means all information, know-how, processes, procedures, compositions, devices, methods, formulas, protocols, techniques, designs, figures and data related to the Invention and provided to LICENSEE;

(s)

"Term" means the term of this Agreement as set out in Article 10.1;

(t)

"Territory" means worldwide;

(u)

"Valid Claim" means, on a country by country basis, a patent claim contained in or resulting from the Patent Rights that is either; 1) a claim of an issued patent that has not been found invalid by a court of competent jurisdiction, withdrawn, canceled or disclaimed, or  2) a claim contained in a pending patent application; and

(v)

"Year" means each twelve (12) month calendar period beginning on September 1 and ending on August 31 of each year, except that the first Year shall be deemed to begin on the Effective Date and to end on August 31, 2014.

1.2

Gender and Number.  In this Agreement, words importing the singular include the plural and vice versa, and words importing gender include all genders;

1.3

Article and Section Headings.  The insertion of headings and the division of this Agreement into articles and sections are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4

Currency.  All dollar amounts expressed herein and all amounts to be paid hereunder shall be in US dollars ($).

1.5

Payments.  All payments made to UNIVERSITY shall be made without deduction of taxes or other fees of any kind whatsoever, which may be imposed by government and which taxes and fees shall be paid by LICENSEE.  For further clarity, payments shall be grossed up for any government taxes and fees so that UNIVERSITY receives net amounts equal to the amounts specified herein.

ARTICLE 2
GRANT OF RIGHT

2.1

Grant of Right

(a)

Subject to Subsection 2(b) hereof, UNIVERSITY hereby grants to LICENSEE and its Affiliates an exclusive license to conduct research on and develop the Technology and to conduct research on Product , and to develop, make, have made, use, lease, sell, have sold, export, import or otherwise distribute Product in the Field within the Territory for the Term of the Agreement.

(b)

UNIVERSITY shall not itself or grant others the right to make, have made, use lease, sell, have sold, export, import or otherwise distribute Product in the Field within the Territory. Notwithstanding the foregoing or the rights granted in Subsection 2.1(a), UNIVERSITY expressly retains the following rights:

i.

the right to grant commercial licenses to third parties in fields of use that are not the Field;

ii.

the right to use the Patent Rights and Technology for any non-commercial research, teaching, publication or other educational purpose; and

iii.

the right to provide the Patent Rights and Technology , but without a right to sublicense, to other academic research institutions for any non-commercial research, teaching, publication or other educational purpose.

2.2

Sublicensing

(a)

LICENSEE may grant sublicenses of all or some of its rights under this Agreement only during the Term with the prior written approval of University, but such approval will not be unreasonalbly withheld providing compliance with Section 2.2(c).  Upon termination of this Agreement as set out in Article 10, subject to the Sell-Off Period set forth in Section 10.6 hereof, any rights hereunder sublicensed to a Sublicensee shall, at the option of UNIVERSITY:  (i) terminate; or (ii) become rights licensed to the Sublicensee directly by the UNIVERSITY (on the same terms as set out in the relevant sublicense agreement), and each sublicense shall so provide.

(b)

LICENSEE is responsible for each Sublicensee's operations in relation to this Agreement as if those operations were performed by LICENSEE.

(c)

Prior to Sublicensee making any Sales, LICENSEE must enter into a written agreement with Sublicensee which contains substantially the same terms and conditions as set forth in this Agreement (allowing only for necessary changes) provided that each shall contain a provision reflecting subsection 2.2(a), be personal to each Sublicensee, shall not be assignable to any third party, and each Sublicensee shall be prohibited from further sublicensing or sub-sublicensing.

(d)

LICENSEE must deliver to UNIVERSITY a true and correct copy of each permitted sublicense granted by LICENSEE, and any permitted modification or any termination thereof, within thirty (30) days after execution, modification, or termination.

(e)

When this Agreement is terminated, all existing sublicenses granted by LICENSEE shall be assigned to UNIVERSITY.

2.3

Nothing in this Agreement or in any sublicense contemplated herein will provide LICENSEE, or any Sublicensee with any ownership whatsoever of the Invention or the Technology.  Ownership of the Invention and the Technology remains with UNIVERSITY.

ARTICLE 3
REPRESENTATIONS AND WARRANTY

3.1

Each party represents and warrants to the other party that:

(a)

it is duly organized, validly existing and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization or chartering;

(b)

it has, and throughout the Term shall retain, the full right, power and authority to enter into this Agreement and to perform its obligations hereunder;

(c)

the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary organizational action of the party; and

(d)

when executed and delivered by such party, this Agreement shall constitute the legal, valid and binding obligation of that party, enforceable against that party in accordance with its terms.

3.2

LICENSEE UNDERSTANDS AND ACKNOWLEDGES THAT UNIVERSITY, EITHER BY THIS AGREEMENT OR OTHERWISE, HAS MADE AND MAKES NO REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY OR FITNESS FOR ANY USE, AND NO REPRESENTATION OR WARRANTY AS TO THE SAFETY, EFFICACY, OR ABILITY TO OBTAIN REGULATORY APPROVAL, OF PRODUCT, THE INVENTION OR THE TECHNOLOGY.

3.3

LICENSEE UNDERSTANDS AND ACKNOWLEDGES THAT UNIVERSITY, EITHER BY THIS AGREEMENT OR OTHERWISE, HAS MADE AND MAKES NO REPRESENTATION OR WARRANTY AS TO THE PATENTABILITY OF THE PRODUCT, THE INVENTION OR THE TECHNOLOGY, NOR ANY REPRESENTATION OR WARRANTY AS TO WHETHER EXERCISE OF ITS RIGHTS UNDER THIS LICENSE INFRINGES ANY INTELLECTUAL PROPERTY RIGHTS HELD BY ANY PERSON, NOR AS TO THE RIGHTS OF ANY OTHER PERSON TO MANUFACTURE OR TO SELL PRODUCT.

3.4

UNIVERSITY represents that, it is the sole and exclusive legal and beneficial owner of the entire right, title, and interest in and to the Invention and is the record owner of the Patent Rights licensed hereunder and it has received no notice of, and to the best of its knowledge there is no basis for any claim that, the exercise by LICENSEE of any right or license granted under this Agreement shall infringe any patent, copyright, trade secret or other intellectual property right of a third party, except for any intellectual property rights that are licensed by LICENSEE.

ARTICLE 4
DUE DILIGENCE

4.1

Diligence.

(a)

LICENSEE will use diligent commercial efforts to research, develop, manufacture, have manufactured, sell and market Product, to promote the sale of Product, and to meet market demand as quickly as reasonably possible.

(b)

Within sixty (60) days after the end of each Year, LICENSEE  shall deliver to UNIVERSITY a report containing :

i.

the amount of money, number and kind of personnel and time spent on product development in the previous Year; and

ii.

the amount of money, number and kind of personnel and time budgeted for product development in the forthcoming Year; and

iii.

a summary report on LICENSEE’s progress made towards meeting the milestones in Article 5.

ARTICLE 5
PAYMENTS AND REPORTS

5.1

Payments:

(a)

LICENSEE shall pay to UNIVERSITY an initial license fee of twenty five thousand dollars ($25,000) due within thirty (30) days following the Effective Date.  This initial license fee is non-refundable and is required to partially reimburse UNIVERSITY for its costs of developing, protecting and licensing the Technology.

(b)

LICENSEE shall issue to UNIVERSITY equity consideration as part of the initial license fee within thirty (30) days following the Effective Date, in a quantity of shares of LICENSEE stock (KLH on the TSX: Canadian Venture Exchange) equivalent to three hundred thousand ($300,000USD) dollars where the quantity of shares is determined by the average share price of KLH for the thirty days preceding the Effective Date but at a share price not less than eighty percent of the average share price on the Effective Date.

(c)

In addition to the equity provided in 5.1(b), LICENSEE shall issue to UNIVERSITY three quarters of one (0.75) warrant for each share provided in 5.1(b).  Each warrant provides the holder the right to purchase one share at a strike price equal to one hundred fifty percent (150%) of the share price of the originally issued shares of 5.1(b) and such warrant shall expire eighteen (18) months from the Effective Date.  Shares and warrants may not be sold until 121 days following the Effective Date.

(d)

LICENSEE shall pay to UNIVERSITY a delayed license fee of one hundred thousand ($100,000) dollars due within six (6) months following the Effective Date.  This license fee is non-refundable.

(e)

LICENSEE shall pay to UNIVERSITY a delayed license fee of one hundred thousand ($100,000) dollars due within twelve (12) months following the Effective Date.  This license fee is non-refundable.

(f)

LICENSEE shall pay to UNIVERSITY an annual license fee of twenty thousand ($20,000) dollars due thirty (30) days after the end of each Year, such payment to be creditable against Royalties in Years where Royalties are due.

(g)

In each Year, LICENSEE shall pay to UNIVERSITY a royalty of [ * ] percent ([ * ]%) of Net Sales in the Territory.

(h)

LICENSEE shall pay to UNIVERSITY [ * ] percent ([ * ]%) of non-royalty payments of sublicensing Revenue , if any, received by LICENSEE  including but not limited to sublicense issue fees, milestone payments, and sublicense maintenance fees. Payments are due to UNIVERSITY thirty (30) days after sublicensing Revenue is received by LICENSEE.

(i)

LICENSEE shall pay to UNIVERSITY the following payments due thirty (30) days following the completion of each milestone.

Milestone Achieved for Immunotherapy Products		Payment Due

i.	Completed a ten million ($10,000,000) dollar raise of accumulated capital following the Effective Date	$	[ * ]

ii.	Submission of Investigational New Drug Application	$	[ * ]

iii.	Completion of Phase I clinical trial	$	[ * ]

iv.	Completion of Phase II clinical trial	$	[ * ]

v.	50% patient enrolment in Phase III clinical trial	$	[ * ]

vi.	Submission of New Drug Application	$	[ * ]

vii.	First regulatory approval of Product in any country	$	[ * ]

viii.	First commercial sale of Product	$	[ * ]

ix.	Accumulated Net Sales of $1 Million	$	[ * ]

x.	Accumulated Net Sales of $10 Million	$	[ * ]

xi.	Accumulated Net Sales of $100 Million	$	[ * ]

xii.	Accumulated Net Sales of $1 Billion	$	[ * ]

xiii.	Accumulated Net Sales of $10 Billion	$	[ * ]

Milestone Achieved for diagnostic Products		Payment Due

i.	First regulatory approval of Product in any country	$	[ * ]

ii.	First commercial sale of Product	$	[ * ]

iii.	Accumulated Net Sales of $1 Million	$	[ * ]

iv.	Accumulated Net Sales of $10 Million	$	[ * ]

v.	Accumulated Net Sales of $100 Million	$	[ * ]

(j)

LICENSEE shall reimburse UNIVERSITY for all past accumulated patent filing, prosecution and maintenance costs related to the Patent Rights, less any reimbursements received by UNIVERSITY from any former industry partners (net due not to exceed $53,000). Payment due thirty (30) days following the Effective Date.

(k)

At the same time that reports are delivered pursuant to Section 5.2 hereof, LICENSEE shall pay Royalties to UNIVERSITY by cheque payable to "University of Guelph" or, if UNIVERSITY directs, pay by electronic funds transfer in accordance with UNIVERSITY's written instructions.

(l)

Failure by LICENSEE to collect Revenues does not negate LICENSEE’s obligation to make any payment or payments to UNIVERSITY under the terms of this Agreement.

(m)

Royalties or payments not paid when due shall bear interest at a rate of one and one half percent (1.5%) per month, calculated and compounded monthly;

5.2

Reports:

(a)

LICENSEE  shall submit the written reports required pursuant to Article 4  and subsection 5.2(b) hereof even if no Royalties are payable;

(b)

On each Royalty Due Date, LICENSEE shall deliver to UNIVERSITY a written report stating for the three (3) month period ending on the date thirty (30) days prior to such report, the amount of Product sold, the Net Sales earned in connection therewith, (after conversion as provided in Section 1.4), the exchange rate used (if any), the Revenues earned, any government withholding taxes, and the Royalty payable to UNIVERSITY for such three (3) month period.

5.3

During the Term of this Agreement and for two (2) years thereafter, LICENSEE agrees to keep complete and accurate records (in accordance with generally accepted accounting principles) of its, its Affiliates' and Sublicensees’ Sales and Net Sales of Product in sufficient detail to enable the Royalties payable hereunder to be determined.  LICENSEE agrees, from time to time, upon ten (10) days advance notice, to permit UNIVERSITY or its representatives to examine the LICENSEE’s books, ledgers, and records during regular business hours for the purpose of and to the extent necessary to verify any report required under this Agreement.  If the amount due to UNIVERSITY is determined to have been underpaid by LICENSEE  the amount of any underpayment, and any accrued interest at a rate of one and one half percent (1.5%) per month, calculated and compounded monthly, shall become payable immediately.  In the event the underpayment is greater than three percent (3%), LICENSEE shall pay UNIVERSITY's direct and indirect costs of the examination.

ARTICLE 6
PATENTS

6.1

Patent Rights.  LICENSEE hereby recognizes and acknowledges the validity of any Valid Claim of the Patent Rights licensed hereunder and agrees not to contest such validity either directly or indirectly or by assisting other parties.

6.2

Patent Prosecution.  UNIVERSITY will own and manage the prosecution of all patent applications giving rise to Patent Rights, including all patents for improvements.  LICENSEE shall have the opportunity to advise UNIVERSITY and shall cooperate with UNIVERSITY in such prosecution, filing and maintenance.  Copies of all substantive communications from patent offices regarding the Patent Rights shall be provided to LICENSEE promptly after the receipt thereof; copies of proposed substantive communications to such patent offices shall be provided to LICENSEE in sufficient time before the due date in order to enable LICENSEE an opportunity to comment on the content thereof.  The LICENSEE will pay all future patent filing, prosecution and maintenance costs in connection with Patent Rights that have application in the Field, and shall become a LICENSEE of all resulting patents on the same terms as provided in this Agreement without any further action required on the part of either party.  LICENSEE shall also have the opportunity to elect those countries in which patent protection is to be pursued.

6.3

Reporting and Reimbursement.  UNIVERSITY shall regularly provide LICENSEE an itemized accounting of all patent prosecution legal costs and billing.  LICENSEE shall reimburse UNIVERSITY for all invoiced patent costs properly incurred by UNIVERSITY which concern the Invention or the Technology, within thirty (30) days of receiving copies of invoices for such patent costs.

6.4

Copies of Patent Related Materials. The UNIVERSITY shall provide the LICENSEE with copies of the patent applications and the entire prosecution history thereof relating to the Patent Rights.

6.5

Patent Marking.  LICENSEE agrees to affix to each Product or to package containing Product an appropriate notice indicating the license by UNIVERSITY, the form of which notice shall be furnished by UNIVERSITY and reasonably acceptable to LICENSEE.

6.6

Abandonment .. If UNIVERSITY wishes to abandon any patent application or patent that is licensed hereunder, it shall give LICENSEE forty five (45) days prior written notice of the desired abandonment. UNIVERSITY shall not abandon any such licensed patent or Patent Rights except upon the prior written consent of LICENSEE. On LICENSEE’s request, which may be provided at any time after the notice of desired abandonment, UNIVERSITY shall assign to LICENSEE any such patent application and patent UNIVERSITY wishes to abandon. Effective as of the effective date of the assignment, such patent application and patent shall no longer be a Licensed patent hereunder and LICENSEE shall not have any further royalty or other payment obligation for such patent application and patent.

ARTICLE 7
ENFORCEMENT

7.1

Infringement.  Each party shall give the other prompt written notice if it becomes aware of any infringement or other misuse by a third party of any Patent Rights.

7.2

LICENSEE’s Right to Bring Infringement Action.

(a)

If a third party infringes any patent or in the event of any interference, opposition or declaratory judgment with respect to any patent application or patent included in Patent Rights, LICENSEE shall have the first right, but not the obligation, to institute and prosecute an action or proceeding to abate such infringement or conduct such other action and to resolve such matter by settlement or otherwise. LICENSEE agrees to notify UNIVERSITY of its intention to bring an action or proceeding prior to filing the same (or responding to any interference, opposition or declaratory judgment action) and shall keep UNIVERSITY timely informed of material developments in the prosecution or settlement of such action or proceeding.  LICENSEE shall be responsible for all costs and expenses of any action or proceeding against infringers which LICENSEE initiates.  UNIVERSITY shall cooperate fully in such action, by executing and making available such documents as LICENSEE may reasonably request.  LICENSEE agrees to promptly reimburse UNIVERSITY for all its documented and reasonable out-of-pocket fees and expenses incurred in joining an action or proceeding or cooperating with LICENSEE.  UNIVERSITY may be represented by counsel in any such legal proceedings, at UNIVERSITY's own expense, acting in an advisory but not controlling capacity.

(b)

The prosecution, settlement, or abandonment of any action or proceeding under Section 7.2 shall be at LICENSEE's reasonable discretion.

(c)

Except as provided herein, after reimbursement of costs, all amounts of every kind and nature recovered from an action or proceeding of infringement by LICENSEE shall be distributed as follows:  Thirty percent (30%) of the proceeds to UNIVERSITY, seventy percent (70%) to LICENSEE.

7.3

UNIVERSITY’s Right to Bring Infringement Action.  If a third party infringes any patent or files any interference, opposition or declaratory judgement with respect to any patent application or patent included in Patent Rights, and UNIVERSITY wishes to initiate a legal proceeding against such infringement, UNIVERSITY shall first notify LICENSEE in writing and request that LICENSEE bring an action or proceeding against the infringing third party pursuant to Section 7.2.  If LICENSEE  declines or fails to bring such an action or proceeding within forty-five (45) days of receipt of the notice, UNIVERSITY shall have the right, at its discretion, to institute and prosecute an action or proceeding to abate such infringement or other action and to resolve such matter by settlement or otherwise.  LICENSEE shall cooperate fully by joining as a party plaintiff if requested by UNIVERSITY and by executing and making available such documents as UNIVERSITY may reasonably request.  If the amounts recovered by UNIVERSITY exceed its reasonable third party out-of-pocket fees and expenses, UNIVERSITY agrees to pay LICENSEE for its reasonable out-of-pocket third party expenses incurred by it in cooperating in the action or proceeding from the amounts recovered by UNIVERSITY.  Except as provided in this Section, after reimbursement of costs, all amounts of every kind and nature recovered shall be distributed as follows:  Seventy percent (70%) of the proceeds to UNIVERSITY, thirty percent (30%) to LICENSEE.

7.4

Infringement Actions by Third Parties. In the event that any complaint alleging infringement or violation of any patent or other proprietary rights is made against LICENSEE  with respect to the use of the Invention or Technology, or the manufacture, use or sale of Products, the following procedure shall be adopted:

(a)

LICENSEE shall promptly notify UNIVERSITY upon receipt of any such complaint and shall keep UNIVERSITY fully informed of the actions and positions taken by the complainant and taken or proposed to be taken by LICENSEE;

(b)

subject to this section, all costs and expenses incurred by LICENSEE  in investigating, resisting, litigating and settling such a complaint, including the payment of any award of damages and/or costs to any third party, shall be borne by LICENSEE.  In the event that LICENSEE successfully defends any such complaint, LICENSEE may offset all costs incurred by it against future royalty payments otherwise owed to UNIVERSITY until LICENSEE has fully recovered such costs;

(c)

no decision or action concerning or governing any final disposition of the complaint shall be taken without full consultation with and by UNIVERSITY;

(d)

UNIVERSITY may elect to participate formally in any litigation involving the complaint, to the extent that the court may permit, but any additional expenses generated by such formal participation shall be borne entirely by UNIVERSITY (subject to the possibility of recovery of some or all of such additional expenses from the complainant); and

(e)

if the complainant is willing to accept an offer of settlement and one of the parties to this Agreement is willing to make or accept such offer and the other is not, then the unwilling party shall conduct all further proceedings at its own expense, and shall be responsible for the full amount of any damages, costs, accounting of profits and settlement costs in excess of those provided in such offer, but shall be entitled to retain unto itself the benefit of any litigated or settled result entailing a lower payment of costs, damages, accounting of profits and settlement costs than that provided in such offer.

ARTICLE 8
CONFIDENTIAL INFORMATION

8.1

Confidential Information.  Neither party shall, either during the Term or thereafter, disclose to any third party, any Confidential Information of the other party except (1) when a suitable Confidentiality Agreement has been signed between UNIVERSITY, LICENSEE, and a third party, or (2) with the prior written approval of the disclosing party unless such disclosure shall be required by law or such information shall be in the public domain other than as a result of a breach of this Agreement.

ARTICLE 9
LICENSEE ’S INDEMNITIES AND INSURANCE

9.1

Indemnity.  LICENSEE  agrees, and agrees to cause its Sublicensees, to indemnify UNIVERSITY and each of its directors, officers, employees, agents, representatives, and Affiliates, and defend and hold such parties harmless from all claims, demands, suits, actions, losses, obligations and damages (including reasonable legal fees, disbursements and other charges) arising out of, as a result of, or relating in any manner whatsoever to the exercise of any rights granted to LICENSEE  under this Agreement or the breach of this Agreement by LICENSEE .  In the event the LICENSEE becomes aware of any such claim, demand, suit or action, it shall immediately notify UNIVERSITY of same.

9.2

Insurance.  LICENSEE  and its Affiliates shall not make, use, import, offer to sell or sell any Product, or engage in any other act involving any of Product, the Intellectual Property or Technology, if such act could possibly create risk of a claim against UNIVERSITY for personal injury or property damage, unless LICENSEE  has provided UNIVERSITY with a certificate of insurance, to be updated yearly, proving that LICENSEE  has in force, during the term of this Agreement and for ten (10) years thereafter, a policy of general liability insurance with sufficient occurrence and annual aggregate limits to indemnify UNIVERSITY against liability claims for accidental death, injury, illness or other damages arising from such act, as required by the previous paragraph.  Such insurance policy must consist of broad form contractual liability coverage and product liability insurance covering Products in amounts and on terms that a reasonable and prudent business person in a similar business would maintain, but in any case not less than:

(a)

One Million Dollars ($1,000,000) per single occurrence; and

(b)

Two Million Dollars ($2,000,000) aggregate coverage.

Such insurance policy or policies shall not have a deductible of more than Fifty Thousand Dollars ($50,000.00).  Each such insurance policy or policies shall be written by responsible and recognized insurers qualified to do business in the Territory, and shall name UNIVERSITY as an additional named insured.  Furthermore, LICENSEE agrees that the required coverage will not be reduced, materially altered, or cancelled by LICENSEE without the prior written approval of the UNIVERSITY.  Any reduction or material alteration of such coverage without written approval, or any other violation of the provisions of this paragraph, shall be deemed a material breach of this Agreement.

ARTICLE 10
TERM AND TERMINATION

10.1

Term. This Agreement shall be effective as of the Effective Date and shall, subject to earlier termination as hereinafter provided, continue in full force and effect until the expiration of the last to expire Valid Claim.

10.2

Termination by UNIVERSITY.  UNIVERSITY may terminate this Agreement if:

(a)

LICENSEE fails to make any payments or submit any reports when due;

(b)

LICENSEE is not diligently pursuing development or commercialization of a Product, based on the report under Section 4.1.

(c)

LICENSEE is in material breach of any provision;

(d)

LICENSEE provides any false report.

(e)

Termination under this Section will take effect 30 days after written notice by UNIVERSITY unless LICENSEE remedies the problem in that 30 day period, or if such remedy cannot be completed within such 30 day period, such greater period as is reasonable in the circumstances (but in any event no more than 120 days) provided LICENSEE commences to remedy such problem within such 30 day period and diligently pursues such remedy.

10.3

Automatic Termination.

(a)

This Agreement will automatically terminate if LICENSEE  becomes insolvent, makes an assignment for the benefit of creditors, files or has filed against it a petition in bankruptcy, has a receiver appointed, institutes any proceedings for liquidation or winding-up, or ceases carrying on its business.  Upon any termination as defined herein, LICENSEE shall cease all use of the Patent Rights and , subject to Section 2.2 hereof, Patent Rights shall be automatically returned to UNIVERSITY.

10.4

Termination by LICENSEE .

(a)

LICENSEE may terminate this Agreement at any time by providing UNIVERSITY with three (3) months prior written notice.

10.5

Effect of Termination

(a)

Sublicensees. In the event of any termination of this Agreement, any sublicenses granted by LICENSEE shall be assigned to UNIVERSITY.

(b)

Survival.  The following provisions of this Agreement shall survive its termination for any reason:  Article 1 (Interpretation) 3 (Representations and Warranty), 5.3 (Record Keeping), 8.1 (Confidential Information), 9.1 (Indemnity), 9.2 (Insurance), 10.5 (Effect of Termination), 10.6 (Sell-Off Period) and 11 (Miscellaneous) ..

10.6

Sell-Off Period. Upon termination of this Agreement for any reason, LICENSEE shall have the right to dispose of all stocks of Product in its possession and all Product in the course of manufacture at the date of termination for a period of ninety (90) days after the date of termination (the "Sell-off Period"), in each case, in accordance with the terms and conditions of this Agreement. Any royalty payable under the provisions of Section 3 shall be paid to UNIVERSITY within thirty (30) days after the expiration of the Sell-off Period, with respect to royalties accrued during the Sell-off Period.

ARTICLE 11
MISCELLANEOUS

11.1

Independent Parties. LICENSEE is and will at all times remain an independent contractor and is not and shall not represent itself to be an agent, joint venturer or partner of UNIVERSITY.  No representation will be made or acts taken by either LICENSEE or UNIVERSITY that could indicate any relationship of agency, joint venture, partnership or employment.

11.2

Notice.  All payments and communications which may be or are required to be given by either party to the other herein, shall (in the absence of any specific provision to the contrary) be in writing and, in the case of payments delivered or sent by prepaid registered mail and, in the case of communications, delivered or sent by prepaid registered mail or by facsimile transmission (provided sender obtains evidence or verification of transmission receipt) to the parties at their following respective addresses:

(a)

if to UNIVERSITY:

University of Guelph

50 Stone Road East

Guelph, Ontario  N1G 2W1   Canada

Attn:  Director, Catalyst Centre

P: (519) 824-4120 ext 58878

(b)

if to LICENSEE:

Stellar Biotechnologies, Inc

332 East Scott Street

Port Hueneme, CA 93041   USA

Attn: CFO

P: (805) 488-2800

and if any such payment or communication is sent by prepaid registered mail, it shall, subject to the following sentence, be conclusively deemed to have been received on the third (3rd) Business Day following the mailing thereof and, if delivered or so telecopied, it shall be conclusively deemed to have been received at the time of delivery or transmission.  Notwithstanding the foregoing provisions with respect to mailing, in the event that it may be reasonably anticipated that, due to any strike, lock-out or similar event involving an interruption in postal service, any payment or communication will not be received by the addressee by no later than the third Business Day following the mailing thereof, then the mailing of any such payment or communication as aforesaid shall not be an effective means of sending the same but rather any payment must then be sent by delivery, and any communication by delivery or facsimile transmission.  Either party may from time to time change its address hereinbefore set forth by notice to the other of them in accordance with this section.

11.3

Further Assurances. The parties hereto agree to do all such things and to execute such instruments and documents as may be necessary or desirable in order to carry out the provisions and intent of this Agreement.

11.4

Assignment. This Agreement shall be to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Neither party may assign this Agreement or any part thereof, except to an Affiliate of such party , and otherwise except with the express written approval of the other party ..

(a)

Change of Control or Ownership: LICENSEE shall pay UNIVERSITY a fee of two hundred fifty thousand ($250,000) dollars if LICENSEE is acquired by a new corporation having a market capitalization of greater than five hundred million ($500,000,000) dollars, by accumulating more than fifty percent (50%) of the outstanding shares of LICENSEE, prior to the completion of Phase II clinical trials of the Invention. Such payment is creditable against future Milestone or Royalty payments.

11.5

Waiver. No waiver by either UNIVERSITY or LICENSEE  of any breach or default or series of breaches or defaults by UNIVERSITY or LICENSEE  and no failure, refusal or neglect of either UNIVERSITY or LICENSEE  to exercise any right hereunder or to insist upon strict compliance with or performance of UNIVERSITY’s or LICENSEE ’s obligations under this Agreement shall constitute a waiver of the provisions of this Agreement with respect to any subsequent or other breach thereof or a waiver by either party of its right any time thereafter to require strict compliance with the provisions hereof.

11.6

Entire Agreement. This Agreement constitutes the entire agreement between UNIVERSITY and LICENSEE pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions with respect to the subject matter hereof whether oral or written. Except as provided herein, there are no conditions, representations, warranties, undertakings, promises, inducements or agreements, whether direct or indirect, collateral, express or implied made between the parties concerning this Agreement, the subject matter hereof or any other matter embodied herein. No supplement, modification, or waiver of this Agreement shall be binding unless executed in writing by the parties.

11.7

Applicable Law and Forum. This Agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  The parties attorn to the exclusive jurisdiction of the courts of the Province of Ontario and the Federal Court of Canada.

11.8

Partial Invalidity.  If any provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each provision of this Agreement shall be valid and enforced to the fullest extent permitted by law and be independent of every other provision of this Agreement.

11.9

Force Majeure. Neither party shall lose any rights hereunder or be liable to the other party for damages or losses (except for payment obligations) on account of failure of performance by the defaulting party if the failure is occasioned by war, terrorism, fire or other casualty, Act of God, earthquake, flood, strike, lockout, embargo, public health emergency, medical quarantine, governmental acts or orders or restrictions, failure of suppliers or public utilities, shortage of transportation, energy or materials, or any other reason where failure to perform is beyond the reasonable control of and not caused by the negligence, intentional conduct or misconduct of the nonperforming party which has exerted all reasonable efforts to avoid or remedy such force majeure; provided, however, that in no event shall a party be required to settle any labour dispute or disturbance.

11.10

Use of UNIVERSITY’s Name. LICENSEE shall not use UNIVERSITY’s name or any adaptation of it or the name or names of any of UNIVERSITY’s inventors in any advertising, promotional or sales literature relating to this Agreement without the prior written approval of UNIVERSITY.

11.11

Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original and which together shall constitute one instrument.

11.12

Construction. Each party to this Agreement has had full opportunity to consult with legal counsel regarding its terms and, notwithstanding any rule or maxim of construction to the contrary, any ambiguity or uncertainty will not be construed against any party hereto by reason of the authorship of any of the provisions hereof.

11.13

Dispute Resolution.

(a)

UNIVERSITY and LICENSEE shall first attempt in good faith to promptly resolve any dispute arising out of or relating to this Agreement by initiating negotiations that involve the executives of both parties.

(b)

If the matter has not been resolved within thirty (30) days from the referral of the dispute to executives, or if no meeting or discussion of executives has taken place within fifteen (15) days after such referral, the parties agree to use litigation in the courts located in Ontario, Canada and the parties agree not to challenge personal jurisdiction in that forum.

(c)

This section 11.13 shall not apply to Article 3(Representations and Warranty)  and Article 10 (Term and Termination).

Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

IN WITNESS WHEREOF the parties have duly executed and delivered this Agreement as of the Effective Date.

STELLAR BIOTECHNOLOGIES, INC.

UNIVERSITY OF GUELPH

SCHEDULE A

PATENT RIGHTS

Patent Family originating from US Provisional Application 60/971411 and subsequent International Application PCT/CA2008/001593 with a priority date of 11 Sept 2007

National phase patent applications have been advanced in the following countries:

Country

Application or Patent Number

Australia

2008299536

Canada

2698157

China

200880115518.2

Europe

08800297.7

Japan

2010-524314

New Zealand

583750 – issued September 3, 2012

United States

12/676369